Exhibit 3.1

ARTICLES OF AMENDMENT TO THE

AMENDED AND RESTATED ARTICLES OF INCORPORATION OF

BANK OF THE OZARKS, INC.

Pursuant to the provisions of Section 4-27-1006 of the Arkansas Code Annotated, the undersigned Corporation adopts the following Articles of Amendment to its Amended and Restated Articles of Incorporation:

FIRST: The name of the Corporation is Bank of the Ozarks, Inc.

SECOND: The following amendment to the Articles of Incorporation was adopted at a Meeting of Shareholders held on May 19, 2014 (the “Meeting”), by shareholders of the Corporation holding a majority of the votes entitled to be cast thereon in the manner prescribed by the Arkansas Business Corporation Act of 1987.

NOW, THEREFORE, BE IT RESOLVED, that paragraph (a) of Article Sixth of the Amended and Restated Articles of Incorporation of the Corporation be amended in its entirety to read as follows:

SIXTH. (a) The total amount of the authorized capital stock of the Corporation is as follows:

SHARES	CLASS	PAR VALUE

125,000,000	Common	$0.01

1,000,000	Preferred	$0.01

THIRD: The number of shares of stock of the Corporation outstanding at the time of such adoption was 39,829,271 shares of common stock, $0.01 par value, and the number of shares entitled to vote thereon was 36,939,552 shares, or 93%.

FOURTH: The number of shares entitled to vote on such adoption and which were represented at the Meeting was 32,968,278 shares. The number of shares cast in favor of such amendment was 29,463,237 shares, which amount is sufficient for approval of the amendment.

  Dated: May 19, 2014

BANK OF THE OZARKS, INC.

By: /s/ George G. Gleason

Name: George G. Gleason

Title: Chairman of the Board and Chief Executive Officer